Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: February 3, 2021

Team,

After some sleepless nights together (in spirit) with a GREAT team from all around the world I can finally share that WE ARE GOING PUBLIC!!

Or as our legal advisers would have me say: REE (“the Company”) intends to go public and list on Nasdaq through a business combination with 10X Capital Venture Acquisition Corp. (“10X Capital”)…

Going public is not a goal, it is a strategic milestone in the life of a technology company such as ours, and a very important one for various reasons. The new funding will allow us to grow faster and more aggressively execute our strategic plans to bring our technology to the market, including accelerating mass production of our REEcorner technology and modular EV platforms which is expected to begin in 2023. Going public will both strengthen our business and enhance our capital structure, helping us to establish our position as an e-Mobility leader.

I believe that this transaction will provide significant growth opportunities for our company, our partners, our customers, our suppliers, and our entire team. This accomplishment is a testament to the exceptional technology and the unique, horizontally integrated business that WE ALL have built together, and the dedication of our talented team (YOU!) that has led us to this opportunity. Becoming a public company will require us to make some changes and adaptations, but there will be no meaningful changes to the team or how we do business.

You’ve all probably heard the word ‘SPAC’ in the papers and on the net, especially in connection with EV players, so please allow me to briefly explain the process (and for additional questions - Hai is your guy..).

Because our great partner, 10X Capital, is already publicly traded, REE will become a public company when the deal is complete, trading on Nasdaq under the new ticker symbol “REE” (cool!). Only a few hours ago the Boards of Directors of both REE and 10X Capital have unanimously approved the proposed transaction. Now we will start the listing process with the submission of certain documents to the SEC. We expect to complete this by the end of the first half of 2021, subject to Shareholders’ approval.

Team, now that we are stepping into the bright spotlight of the main stage, all eyes are upon us so please keep on doing the great job you’ve been doing and remain focused on execution and operational excellence as we continue to boost our global growth, advance our innovative REEcorner technology and serve our partners and customers.

However, as we enter this new chapter, there are some rules we must all follow…

The SEC has strict guidelines governing publicity. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, I ask that you please refrain from making or posting statements about our company or this event in open forums (including online, to friends, on Facebook, Twitter, LinkedIn or other social media, via email, to existing or prospective clients, etc.).

Confidentiality will be critical as we move through the go-public process and enter operations as a public company.

Should you receive any press inquiries, please forward details of the inquiry to our team at media@ree.auto, who can help handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know that we will continue to share updates with you as we have more to report.

You all probably have some questions so Keren will shortly send you a “Frequently Asked Questions” document that will address many of the relevant logistics, regulations, and duties attached to the new business structure required of public company employees. Feel free to reach out to her, Hai and the rest of the team on any question you may have.

Finally this is a milestone day for all of us, and although pre-COVID Ahishay and I would have planned a decent party, we both want to thank you all for your dedication and hard work to get us to this point.

This is your moment! This is an accomplishment of the impossible and unparalleled work you’ve all put in. With some of you, Ahishay and I have been running for many years now, and with others we are fortunate to start our race but have no mistake, we have only just begun!

Proud of you all

Best

D

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 24, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.